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                             November 24, 2023

       Raymond Stevens, Ph.D.
       Chief Executive Officer
       Structure Therapeutics Inc.
       601 Gateway Blvd., Suite 900
       South San Francisco, CA 94080

                                                        Re: Structure
Therapeutics Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted November
20, 2023
                                                            CIK No. 0001888886

       Dear Raymond Stevens:

                                                        This is to advise you
that we do not intend to review your registration statement.

               We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Joshua
Gorsky at 202-551-7836 with any questions.




                             Sincerely,


                             Division of Corporation Finance

                             Office of Life Sciences
       cc:                                              Charles S. Kim